Exhibit 99.1

This announcement contains inside information for the purposes of Article 7 of the Market

Abuse Regulation (EU) No 596/2014

21 May 2018

Barclays PLC

Barclays Bank PLC

Dismissal of SFO charges against Barclays PLC and Barclays Bank PLC

Barclays announces that the Crown Court has today dismissed all charges brought by the Serious Fraud Office (“SFO”) against Barclays PLC and Barclays Bank PLC regarding matters which arose in the context of Barclays’ capital raisings in 2008.

Following application by Barclays to the Crown Court, the following charges have been dismissed:

•	charges against Barclays PLC of two offences of conspiring with certain former senior officers and employees of Barclays to commit fraud by false representations relating to two advisory services agreements entered into with Qatar Holding LLC in June and October 2008, contrary to Sections 1-2 of the Fraud Act 2006, and Section 1(1) of the Criminal Law Act 1977; and

•	charges against Barclays PLC and Barclays Bank PLC each of one offence of unlawful financial assistance contrary to section 151(1) of the Companies Act 1985 in relation to a USD 3 billion loan provided to the State of Qatar in November 2008.

The SFO is likely to seek to re-instate these charges by applying to a High Court Judge to re-commence proceedings via a new indictment of the same charges.

As previously disclosed, the FCA issued warning notices in connection with its investigation into the advisory services agreements and the United States Department of Justice and the US Securities and Exchange Commission have also been conducting investigations relating to these same agreements. The FCA’s investigation in relation to the advisory services agreements has been stayed due to the SFO proceedings. Other authorities have also been kept informed of developments in these matters. In addition, as previously disclosed, a civil claim has been served on Barclays Bank PLC by PCP Capital Partners LLP and PCP International Finance Limited in relation to the November 2008 capital raising, which Barclays Bank PLC is defending.

Note: The SFO has instituted criminal proceedings in relation to other persons in respect of these matters. There are legal restrictions on the extent to which anyone may publish or broadcast any comment that might in any way prejudice the course of justice in relation to those proceedings (known as the “strict liability rule”) and there is a specific court order under section 4(2) of the Contempt of Court Act 1981. Further, the dismissals of the charges against Barclays PLC and Barclays Bank PLC are applicable only to those specific charges against those entities. The dismissals do not and should not be taken to indicate any finding on the issue of whether a criminal offence has or may have been committed by other persons.

-ENDS-

For further information, please contact:

Investor Relations	Media Relations

Kathryn McLeland	Tom Hoskin

+44 (0) 20 7116 4943	+44 (0) 20 7116 4755

About Barclays

Barclays is a transatlantic consumer and wholesale bank, offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 80,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays